SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 20, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, November 18, 2007
CANADIAN PACIFIC AND TEAMSTERS AGREE TO NO STRIKE/NO LOCKOUT PROTOCOL PENDING FURTHER DISCUSSIONS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) and the Teamsters Canada Rail Conference (TCRC), representing 4,500 locomotive engineers and conductors, have entered into a no strike/no lockout agreement while the parties discuss the next steps given that, by a narrow margin, the union did not ratify the Memorandum of Settlement between CP and the TCRC-RTE.
The parties are in continuing discussions as they both assess the situation and have agreed to meet this week to explore opportunities to reach a mutually acceptable agreement.

Contacts:

Media	Investment Community
Mark Seland	Janet Weiss
(403) 319-3566	(403) 319-3591
mark_seland@cpr.ca	investor@cpr.ca